Exhibit 6.1

SHARE REPURCHASE PROGRAM

OF

COTTONWOOD MULTIFAMILY REIT I, INC.

This Share Repurchase Program (our “Program”), effective as of [                 ], 20[    ], is intended to provide limited interim liquidity for our shareholders until a bona fide secondary market develops for our shares of common stock (the “Shares”). No such market presently exists, and we can provide no assurance that any market for the Shares will ever develop.

Prior to the time that a bona fide secondary market for our Shares has developed, shareholders who meet the applicable requirements, as described herein, may receive the benefit of limited liquidity by presenting for repurchase all or a portion of their Shares to us at any time in accordance with the procedures outlined herein. At that time, we may, subject to the conditions and the Repurchase Limitation described below, repurchase for cash such Shares. The terms on which we repurchase Shares may differ between repurchases upon the death or “complete disability” (as defined herein) of the shareholder (collectively referred to herein as “Exceptional Repurchases”) and all other repurchases (referred to herein as “Ordinary Repurchases”).

Ordinary Repurchases

In the case of Ordinary Repurchases, upon the request of a shareholder, repurchases will be made in the discretion of our Board of Directors and at the following repurchase price:

(i) Beginning on the first anniversary of the date such shareholder acquired the shares in question (the “Acquisition Date”) and prior to the second anniversary of the Acquisition Date, the purchase price for the repurchased shares will be equal to 80% of the Estimated Value (as defined below) of the Shares;

(ii) Beginning on the second year anniversary of the Acquisition Date and prior to the third anniversary of the Acquisition Date, the purchase price for the repurchased shares will be equal to 85% of the Estimated Value of the Shares;

(iii) Beginning on the third year anniversary of the Acquisition Date and prior to the fourth anniversary of the Acquisition Date, the purchase price for the repurchased shares will be equal to 90% of the Estimated Value of the Shares; and

(iv) Beginning on the fourth year anniversary of the Acquisition Date and every year thereafter, the purchase price for the repurchased shares will be equal to 95% of the Estimated Value of the Shares.

For purposes of the Share Repurchase Program, the Estimated Value per Share will be equal to the price per Share the original purchaser or purchasers of Shares paid to us for all of his or her Shares (the “Original Share Price”) until the day we disclose a new Estimated Value per Share, which shall be subsequent to completion of the offering and sale by the Company of up to 5,000,000 Shares pursuant to the Cottonwood Multifamily REIT I, Inc. Offering Circular dated [                 ], 20[    ], as supplemented or amended (the “Offering”). Thereafter, the Estimated Value per Share (which shall be the net asset value of our common stock) shall be determined by our Board of Directors. We plan to determine the net asset value of our common stock no later than 150 days following the second anniversary of breaking escrow. The net asset value will be determined by adjusting for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the Shares. The purchase price per Share for Shares repurchased pursuant to the Program will be further reduced by the aggregate amount of net proceeds per Share, if any, distributed to our shareholders prior to the Repurchase Date (as defined below) as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales.

Exceptional Repurchases

In addition, and subject to the conditions and limitations described below, we may repurchase Shares upon the death of a shareholder who is a natural person, including Shares held by the shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the shareholder, the recipient of the Shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of the trust, having the sole ability to request repurchase on behalf of the trust. If spouses are joint registered holders of Shares, the request to repurchase the Shares may be made if either of the registered holders dies.

Furthermore, and subject to the conditions and limitations described below, we may repurchase Shares held by a shareholder who is a natural person with a complete disability, including Shares held by the shareholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from the shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder. If spouses are joint registered holders of Shares, the request to repurchase the Shares may be made if either of the registered holders becomes completely disabled.

Our Board of Directors, in its sole discretion, will determine in good faith whether a shareholder becomes completely disabled based on the definition of “disabled” under the federal Social Security Act. The federal Social Security Act generally defines disabled or disability as the inability to engage in any substantial gainful activity because of a medically determinable physical or mental impairment(s) that either (i) can be expected to result in death or (ii) has lasted or that we can expect to last for a continuous period of not less than 12 months. Our Board of Directors may rely on a determination made by the Social Security Administration’s office in the shareholder’s state in making its determination that the shareholder’s medical condition is considered a disability under the Social Security Act.

In the case of Exceptional Repurchases, the purchase price per Share for the repurchased Shares will be equal to 95% of the Estimated Value per Share (as defined above).

General Terms for Repurchase

Our Program is generally available only for shareholders who have held their Shares for at least one year and who acquired their Shares directly from us or the transferees mentioned below, and is not intended to provide liquidity to any shareholder who acquired his or her Shares by purchase from another shareholder. In connection with a request for repurchase, the shareholder or his or her estate, heir or beneficiary will be required to certify to us that the shareholder either (1) acquired the Shares requested to be repurchased directly from us or (2) acquired the Shares from the original subscriber by way of a bona fide gift not for value to, or for the benefit of, a member of the subscriber’s immediate or extended family (including the subscriber’s spouse, parents, siblings, children or grandchildren and including relatives by marriage) or through a transfer to a custodian, trustee or other fiduciary for the account of the subscriber or members of the subscriber’s immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

We will not repurchase Shares if the Board of Directors determines, in its sole discretion, that the repurchase price determined in accordance with the terms of this Program exceeds the then current fair market value of the Shares to be repurchased.

We will not repurchase Shares that are subject to liens or other encumbrances until the shareholder presents evidence that the liens or encumbrances have been removed. If any Shares subject to a lien are inadvertently repurchased or we shall otherwise be required to pay to any other party all or any amount in respect of the value of repurchased Shares, then the recipient of amounts in respect of repurchase shall repay to us the amount paid for such repurchase up to the amount we are required to pay to such other party.

Notwithstanding the repurchase prices established above, our Board of Directors may determine, whether pursuant to formulae or processes approved by our Board of Directors or otherwise set by our Board of Directors, the repurchase price of the Shares, which may differ between Ordinary Repurchases and Exceptional Repurchases; provided, however, that we must provide at least 30 days’ notice to shareholders before applying the new price that is set pursuant to this sentence to either Ordinary Repurchases or Exceptional Repurchases.

Unless otherwise approved by the Board of Directors in their sole discretion, we will repurchase Shares on the last business day of each quarter (the “Repurchase Date”); provided, however, we will not repurchase shares on the same day we make a dividend payment. We will not repurchase, during any twelve-month period, more than 3% of the weighted average number of Shares outstanding during the prior calendar year (the “Repurchase Limitation”), although our Board of Directors reserves the right to increase or decrease the Repurchase Limitation from time to time. The Repurchase Limitation applies to all repurchases, whether Ordinary or Exceptional Repurchases.

Subject to the Repurchase Limitation outlined above, our Board of Directors may, in its sole discretion, choose to use any source of funds to repurchase Shares. Such sources of funds could include cash on hand, cash available from borrowings and cash from liquidations of securities investments as of the end of the applicable month, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to shareholders or purchases of real estate assets.

Our Board of Directors reserves the right, in its sole discretion, at any time and from time to time to (1) waive the one-year holding requirement in the event of other exigent circumstances such as bankruptcy or a mandatory distribution requirement under a shareholder’s IRA, (2) reject any request for repurchase, (3) change the purchase price for repurchases, (4) limit the funds to be used for repurchases hereunder or otherwise change the Repurchase Limitation or (5) amend, suspend (in whole or in part) or terminate the Program upon 30 days’ written notice to the shareholders. We may provide notice by including such information in a separate mailing to the shareholders. During the Offering, we would also include this information in an Offering Circular supplement as required under federal securities laws.

We have no obligation to repurchase Shares if the repurchase would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

If we suspend our Program (in whole or in part), except as otherwise provided by our Board of Directors, until the suspension is lifted, we will not accept any requests for repurchase in respect of Shares to which such suspension applies in subsequent periods and any such requests and all pending requests that are subject to the suspension will not be honored or retained, but will be returned to the requestor. If a request for an Exceptional Repurchase is made, we will waive the one-year holding requirement (a) upon the request of the estate, heir or beneficiary of a deceased shareholder or (b) upon the complete disability of a shareholder, provided that the condition causing such disability was not preexisting on the date that such person became a shareholder.

We or DST Systems, Inc. (our “Transfer Agent”) must receive your written request for repurchase at least fifteen business days before the Repurchase Date in order for us to repurchase your Shares on the Repurchase Date. If we cannot repurchase all Shares presented for repurchase in any quarter, we will attempt to honor repurchase requests on a pro rata basis. We will deviate from pro rata purchases in two minor ways: (i) if a pro rata repurchase would result in you owning less than half of the minimum purchase amount described in the Offering Circular, then we will repurchase all of your Shares and (ii) if a pro rata repurchase would result in you owning more than half but less than all of the minimum purchase amount, then we will not repurchase any Shares that would reduce your holdings below the minimum purchase amount.

A request for repurchase may be withdrawn in whole or in part by a shareholder in writing if received at least 15 business days before the Repurchase Date. If we did not completely satisfy a shareholder’s repurchase request on an Repurchase Date because we or our Transfer Agent did not receive the request in time or because of the restrictions on the number of Shares we could repurchase under the Program, we would treat the unsatisfied portion of the repurchase request as a request for repurchase at the next Repurchase Date funds are available for repurchase unless the shareholder withdrew his or her request at least 15 business days before the next date for repurchases.

Further, if we do not repurchase all Shares presented for repurchase during any period in which we are repurchasing Shares, then all Shares will generally be repurchased on a pro rata basis during the relevant period. With respect to any pro rata treatment, requests for Exceptional Repurchases will be considered first, as a group, with any remaining available funds allocated pro rata among requests for Ordinary Repurchases. Generally, no outstanding requests for Ordinary Repurchases will be satisfied until all outstanding requests for Exceptional Repurchases are satisfied in full. We will treat a repurchase request that would cause a shareholder to own fewer than 100 Shares as a request to repurchase all of his or her Shares, and we will vary from pro rata treatment of repurchases as necessary to avoid having shareholders holding fewer than 100 Shares or in other special situations determined by our Board of Directors. Any portion of a repurchase request that is not honored will be automatically treated as a request for repurchase during the next period in which requests will be considered, unless the shareholder seeking repurchase affirmatively asks us to withdraw that portion of the request. Unless otherwise determined by our Board of Directors, we will not retain any repurchase requests that are withdrawn.

In general, and unless otherwise approved by the Board of Directors in its sole discretion, a shareholder or his or her estate, heir or beneficiary may present to us fewer than all of the Shares then owned for repurchase, except that the minimum number of Shares that must be presented for repurchase must be at least 25% of the holder’s Shares. If, however, repurchase is being requested on behalf of a deceased shareholder, by a shareholder with a complete disability or by a shareholder due to other exigent circumstances, such as bankruptcy or a mandatory distribution requirement under such shareholder’s IRA, a minimum of 10% of the shareholder’s Shares may be presented for repurchase; provided, however, that, unless otherwise approved by the Board of Directors in its sole discretion, any future repurchase request by the shareholder must present for repurchase at least 25% of the shareholder’s remaining Shares.

A shareholder who wishes to have Shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the shareholder, its trustee or authorized agent. An estate, heir or beneficiary that wishes to have Shares repurchased following the death of a shareholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our Board of Directors of the death of the shareholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent. A shareholder requesting the repurchase of his or her Shares due to a complete disability must mail or deliver to us or our Transfer Agent a written request on a form provided by us, including the evidence and documentation described above, or evidence acceptable to our Board of Directors of the shareholder’s complete disability. If the Shares are to be repurchased under the conditions outlined herein, we will forward the documents necessary to affect the repurchase, including any signature guaranty we may require.

We will repurchase shares on the Repurchase Date. Commencing on the Repurchase Date, any Shares accepted for repurchase will no longer be deemed outstanding and will no longer be eligible to receive distributions. Our Board of Directors will consider only properly completed repurchase requests that we or our Transfer Agent receive at least 15 business days before the Repurchase Date. Payment for the Shares so approved for repurchase, assuming that we have not exceeded the Repurchase Limitation and that all necessary conditions have been satisfied, will generally be processed no later than the Repurchase Date. There is no fee in connection with a repurchase of Shares.

Neither we nor the board of directors will have any liability to any shareholder for any damages resulting from or related to the shareholder’s presentment of the shareholder’s Shares. Further, shareholders will have complete responsibility for payment of all taxes, assessments and other applicable obligations and third party costs resulting from or relating to our repurchase of Shares.

Neither any member of our Board of Directors nor any of their affiliates will receive any fee on the repurchase of Shares by us pursuant to our Program. The Shares we purchase under our Program will be cancelled, and will have the status of authorized but unissued Shares. We will not reissue repurchased Shares unless they are first registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and under appropriate state securities laws or otherwise issued in compliance with an exemption from registration under these laws.

The foregoing provisions regarding our Program in no way limit our ability to repurchase Shares or other of our securities by any other legally available means for any reason that our Board of Directors, in its sole discretion, deems to be in our best interest.